FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 Technical Preview Program Gives Selected Customers Opportunity to Beta Test New Platform	2

Document 1

December 17, 2012

FOR IMMEDIATE RELEASE

BlackBerry 10 Technical Preview Program Gives Selected Customers Opportunity to Beta Test New Platform

Program Begins Today with More Than 120 Enterprise and Government Customers Enrolled

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced the BlackBerry® 10 Technical Preview program, giving selected enterprise and government customers the opportunity to begin beta testing with BlackBerry® Enterprise Service 10 and pre-production BlackBerry® 10 smartphones. The “by invitation” program starts today, with more than 120 select customers enrolled that span a variety of industries including financial, government, insurance, healthcare, manufacturing, media, and distribution. The mix includes 64 Fortune 500 companies.

The technical preview program will give organizations early access to RIM’s new enterprise mobility management solution, BlackBerry Enterprise Service 10, along with a limited number of pre-production BlackBerry 10 smartphones for testing within their environment.

“Beginning today, RIM will be visiting some of our enterprise and government ‘early adopters’ and getting them started with the BlackBerry 10 platform,” said Robin Bienfait, Chief Information Officer, Research In Motion. “At RIM, we’ve seen the power of our new enterprise mobility management solution first-hand, and we are thrilled to share BlackBerry 10 directly with these leading organizations.”

“We’ve been anxiously waiting to put our hands on BlackBerry 10, and the time has come,” said John R. Delano, CIO, Integris Health. “BlackBerry has been a trusted partner for many years, and we’re excited to see what the next generation of BlackBerry solutions offer. We know we can rely on the security and manageability that BlackBerry offers, and we’re looking forward to adding fun to the list of benefits.”

Customers will have first-hand experience with features such as BlackBerry® Balance™, the BlackBerry® Hub, the ability to seamlessly flow between core applications, the dedicated enterprise app store and the BlackBerry 10 platform’s secure connectivity to behind the firewall applications and data through BlackBerry Enterprise Service 10.

“Getting devices early into the hands of its best and largest enterprise customers confirms the confidence RIM has in its new BlackBerry 10 platform and is an important step leading-up to its launch,” said Kevin Burden, Director of Mobility at Strategy Analytics. “Beyond reinforcing its commitment to those loyal to the BlackBerry platform’s future, the program stands to deliver valuable real-world feedback from multiple industries before RIM takes the platform live.”

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Gene Nakonechny
RIM Public Relations
1-519-597-5018
gnakonechny@rim.com
INA

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 17, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO